Filed by SunTrust Banks, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Exchange Act File Number of Subject Company: 001-16607

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Corporate Communications Advisory

May 9, 2004

The STI/NCF Merger: Management Talking Points

To provide some additional perspective on today's announcement that SunTrust plans to merge with National Commerce Financial Corp.:

•	This is a very positive development from a SunTrust perspective. It further solidifies our position as the leading Southeast financial services franchise; in fact, we now believe we have the best banking franchise in the best markets in the United States.

•	This merger is testimony to SunTrust's financial strength, performance momentum and competitive clout in a consolidating industry. Said another way, this move reinforces our standing as an active player, with excellent growth prospects, in the evolving US banking scene.

•	This merger is a good thing – in various ways – for virtually all key SunTrust constituencies:

Shareholders stand to benefit from merger-driven earnings growth that, we hope, will have a positive impact on our stock price;

Employees will have expanded career opportunities;

Customers will have additional locations and more convenience, and, over time, the prospect of possible product and service enhancements;

Communities will benefit from the resources and economic impact that come from our being a larger organization.

•	This merger does not imply any shift in SunTrust's strategies, priorities or approach to our business. In other words, we are not turning into a national "mega-bank." Nor are we embarking on any kind of acquisition spree. Our commitment to high-growth geographic markets, and to a customer-driven, locally focused operating model is unchanged. In fact, one of the things that made NCF attractive to us is that they have a similar focus.

•	We know how to make mergers work. You won't be hearing the horror stories that sometimes accompany big bank mergers. SunTrust has a proven track record — Crestar, Huntington, Lighthouse – of being able to smoothly integrate merged institutions.

•	Even as we work through the NCF merger transition, the vast majority of SunTrust employees will be focused on exactly what they were focused on before today's announcement – serving our customers.

Any media questions on this matter should be directed to Corporate Communications (Barry Koling, ST Net 340-5268, or Mike McCoy, ST Net 340-7230).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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May 9, 2004

A Message from Phil Humann

To All SunTrust Employees:

I am proud and pleased to report that SunTrust today announced plans to merge with National Commerce Financial Corporation, a leading Memphis-based financial services organization. This is positive and exciting news for our Company. The merger solidifies our position in key Southeastern growth markets. It expands our reach into new ones. It enhances our growth prospects. And it underscores our profile as a strong and vibrant competitor in the national banking arena. We have often said that SunTrust enjoys the best footprint in banking. Now it is even better.

Following is the full text of our press release issued today on this news, as well as a brief Q&A.

Press Release

SunTrust Banks and National Commerce Financial to Merge

Transaction Creates Incomparable High-Growth Franchise in Southeast US, Underscores SunTrust Focus
on "Growth, Performance and Shareholder Value"

ATLANTA and MEMPHIS, TN - SunTrust Banks, Inc. (NYSE: STI) and National Commerce Financial Corporation (NYSE: NCF) announced today the signing of a definitive merger agreement, leading to the creation of an incomparable financial services franchise concentrated in the fast-growing, demographically strong Southeastern United States.

The combined company, which will operate as SunTrust, will have the highest growth geographic "footprint" among the top 20 US banks. It will rank number three in overall market share in the Southeast, with a top five ranking in 20 of the 25 largest high-growth markets in the region. SunTrust will rank as the seventh-largest US bank with $148 billion in assets, $97 billion in deposits, and 1,723 full-service offices in 11 states plus the District of Columbia.

The merger, which is subject to approval by regulatory authorities and by shareholders of both companies, is expected to close in the fourth quarter of 2004. The merger is expected to be cash accretive to SunTrust earnings immediately and GAAP accretive beginning in 2006.

Under the terms of the definitive agreement, which has been approved by both boards of directors, National Commerce shareholders will have the right, subject to proration, to elect to receive cash or SunTrust common stock, in either case having a value equal to $8.625 plus .3713 SunTrust shares. Based on the price of STI shares at the close of business on Friday May 7, 2004, the transaction is valued at $33.46 per NFC share, for a total transaction value of $6.98 billion. The total consideration consists of approximately $1.8 billion in cash and approximately 77.5 million SunTrust shares.

"National Commerce, with its great franchise, talented people and high standards, is a superb fit for SunTrust. Our companies complement each other perfectly in terms of customer focus, geographic coverage and business orientation," said L. Phillip Humann, SunTrust Chairman, President and Chief Executive Officer. Mr. Humann noted that "this merger also demonstrates how SunTrust's deliberate and highly selective approach to mergers and acquisitions is supportive of our institutional focus on growth opportunities, superior financial performance and enhanced shareholder value."

"This merger means great things for NCF employees, for our shareholders and especially for our customers," said William R. Reed, Jr., NCF President and Chief Executive Officer. "From a cultural perspective, SunTrust operates a similar banking model of regional banks, with local decision-making that keeps the bankers in tune with and responsive to customers' needs. Customers will have access to a deeper and broader array of products and services in a larger geographic footprint. They'll continue to see the benefits of our merger as we couple the strengths of SunTrust with the high entrepreneurial energy of NCF, with a sustained focus on retail growth, community banking, operating efficiency, asset quality and continued investment in de novo opportunities. And because there is little overlap between our footprints, our customers will continue to do business with the people they know and trust."

The combined company board of directors will have 18 members, made up of SunTrust's existing 14 directors plus four new directors from National Commerce. Mr. Reed will continue in his current capacity until the transaction closes; at that time, he will assume a senior executive role within the combined organization. It is anticipated that other members of NCF's executive management team will also play significant roles in the post-merger environment.

The companies said that "ensuring smooth integration and continuity in customer service is merger priority number one." To that end a comprehensive merger integration process has been established, with experienced leadership from both organizations, to draw upon each partner's success in prior merger integrations. As an early illustration of the combined company's customer orientation, SunTrust and NCF customers will, beginning later this week, be able to use ATMs of either bank without any usage fee.

SunTrust said it anticipates that the combined company can reduce annual operating expenses by approximately $117 million, or 20 percent of NCF's total expense base. Approximately 60 percent of those savings would be realized in 2005, with 100 percent realized beginning in 2006.

SunTrust and National Commerce said that cost reductions will come primarily from careful consolidation of various administrative and back-office functions. The companies noted that with limited overlap in their geographic banking networks, no branch-based job eliminations will result from any merger-related branch consolidations. The companies said they anticipated that a "substantial majority" of other job eliminations would be achieved through normal attrition.

Senior management will present details of the merger on a conference call on May 10, 2004 at 10:00 a.m. (Eastern Time). Individuals are encouraged to call in beginning at 9:45 a.m. by dialing 1-888-822-9863 (Passcode: Gary Peacock). Individuals calling from outside the United States should dial 1-484-630-1854 (Passcode: Gary Peacock). A replay of the conference call will be available until 6:00 p.m. (Eastern Time) on May 31, 2004 by dialing 1-888-567-0410 or 1-402-998-1782 (Passcode: Gary Peacock).

Alternatively, individuals may listen to the live webcast of the presentation by visiting the SunTrust Web site at www.suntrust.com. The webcast will be hosted under "Investor Relations" located under "About SunTrust". Beginning the afternoon of May 10, 2004, listeners may access an archived version of the presentation in the "Webcasts" subsection found under "Investor Relations".

SunTrust was advised by Goldman, Sachs & Co. and SunTrust Robinson Humphrey, received a fairness opinion from Goldman, Sachs & Co., and was advised by the law firms of Skadden, Arps, Slate, Meagher & Flom and King & Spalding. National Commerce Financial was advised by UBS Securities LLC and J.P. Morgan Securities Inc. both of whom provided fairness opinions, and the law firms of Wachtell, Lipton, Rosen & Katz and Bass, Berry & Sims.

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Q&A

Who is National Commerce Financial?

National Commerce Financial Corporation, headquartered in Memphis, Tennessee, is a well respected, highly successful sales and marketing organization that delivers select financial and consulting services through a national network of banking and non-banking affiliates. With $23 billion in assets, NCF operates almost 500 branches in 14 of the nation's fastest growing metropolitan areas throughout the southeast.

National Bank of Commerce (NBC), the corporation's primary banking subsidiary with operations headquarters in Durham, North Carolina, also operates under the name Central Carolina Bank (CCB) and "Wal-Mart Money Center" in certain markets. These include:

•	258 CCB offices located in North Carolina and South Carolina,

•	16 Wal-Mart Money Centers in Georgia and Tennessee, and

•	175 NBC offices located in Tennessee, Mississippi, Arkansas, Georgia, Virginia and West Virginia.

What does this merger mean to SunTrust?

As noted in our press release, this merger creates what we believe is an incomparable high-growth banking franchise. Specifically, it strengthens SunTrust's existing presence in certain high-growth Southeastern markets like Atlanta and Nashville, and creates an immediate leading position in demographically attractive new markets in North and South Carolina and in cities such as Memphis. Also, SunTrust's retail banking capabilities in particular will be enhanced as we build upon NCF's strengths in areas like de novo branching and in-store banking.

What impact will this have on SunTrust's earnings? And on our stock price?

Clearly, we expect this merger to add to earnings. Typically in large bank mergers, the stock price of the acquiring institution takes a temporary hit but then bounces back. Nobody can predict what will happen in our case, especially in today's uncertain environment, but we fully expect to follow the typical pattern. Over time, we believe, this merger will be good for STI's stock price as the market begins to appreciate and value the merits of this partnership.

There were press reports last week of a "bidding war" for NCF. Does this move signal any change in SunTrust's approach to mergers?

No. It is entirely consistent with our selective approach to mergers and acquisitions under which we pursue transactions that are intelligently priced, that provide an opportunity to expand into attractive geographic markets and/or that enhance our business capabilities. The NCF merger meets those standards to a tee.

Why did we do this now?

Quite simply, this is when the opportunity presented itself; this is when NCF's board and management determined the time was right for them to consider their strategic alternatives.

What happens now?

It's important to keep in mind that the STI-NCF merger was just announced today. Although the broad strategic, business and financial merits that drove this combination are clear, there are many legitimate questions -- about organizational, operational, business, people and other matters -- that we just don't have detailed answers for yet. We will, however, get those answers – and get them right. We'll do that through a formal, comprehensive merger integration process that begins immediately. Within the next few weeks, a series of teams will be formed including individuals from major business lines and key support functions from both organizations. They will work together to identify all issues that need to be addressed to ensure a smooth transition and, importantly, to ensure post-merger success. As part of this process we are committed to full and frequent communication, especially with any units or any individuals directly affected by merger developments.

How exactly will NCF fit into the SunTrust organizational structure of groups, regions, etc?

That is one of the key questions that will be answered through the merger integration process. That said, we can assume that under SunTrust's operating model NCF's local management structure will remain largely intact.

What does this merger mean for SunTrust – and for NCF – employees?

In general, little will change for most SunTrust employees although, over time, employees from both companies can expect to benefit from the expanded career opportunities that come from being part of a bigger, more successful institution. We expect the majority of NCF's employees will remain with the combined company in their current positions, and we do not expect any branch-based job reductions. In time, as in any merger, there inevitably will be merger-related job eliminations as we pursue consolidations in various back office and administrative areas, although we expect that much of this reduction will be achieved through normal attrition. It is premature to speculate about individual jobs or functions at this time since those decisions have not been made. A full communication program covering the entire range of Human Resources issues – job status, compensation, benefits, policies and procedures – is planned for NCF employees.

What about customers?

A Q&A addressing SunTrust customer issues has been distributed to the branches and call centers. In general, SunTrust customers will notice few, if any, changes other than the increased convenience of more branches and ATMs in SunTrust's expanded footprint. Over time, we can expect possible product and/or service capability enhancements as we leverage NCF strengths. NCF Customers will benefit from the convenience of more nearby branches and ATMs as well as the convenience of SunTrust locations in other states. Plus, as a larger institution, SunTrust can offer access to a wider range of products and services, such as in the securities and investment-related area. We will be developing, in concert with NCF, an aggressive retention effort that will work with NCF customers throughout the transition and ensure that they remain satisfied, profitable customers. We plan on extensive customer communication so there will be no surprises. Meanwhile, we hope customers of both institutions will be pleased by our decision to permit use of either company's ATMs with no usage fee, effective later this week.

Will there be branch closings?

In those few areas where there is branch overlap we will pursue appropriate consolidation but no decisions regarding specific branches have been made. As noted, we do not anticipate any job losses in branches as a result of merger-related branch closings.

Will there be a systems conversion?

Yes. NCF systems will convert to SunTrust systems. The systems conversion is tentatively targeted for early 2005.

How can I find out more about the merger transaction... or about NCF?

The analyst presentation outlining the transaction is available in the Investor Relations section of About SunTrust on www.suntrust.com. Additional information about NCF may be found on their Web site, www.ncfcorp.com.

What should I do if I receive a call from a media reporter?

Refer all media calls to Corporate Communications, primary contact: Barry Koling, (404) 230-5268.

SunTrust Corporate Communications

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations. The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.